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                               EXHIBIT 99(b)


                    FORM OF LETTER TO NEW SHAREHOLDERS
                              CONCERNING PLAN


     Re:  Firstbank Corporation
          Dividend Reinvestment Plan

Dear Shareholder:

          Enclosed is a prospectus and summary brochure describing our Dividend Reinvestment Plan. The Plan provides shareholders with the opportunity to increase their investment in the Corporation conveniently and economically. Please read the enclosed Prospectus carefully; it presents the terms of the Plan in a question-and-answer format.

     Here are some highlights of the Plan:

     -- You may purchase shares with your reinvested cash dividends at 95% of the high bid quotation for the stock as reported by the NASDAQ Bulletin Board or as otherwise determined under the Plan.

     -- You may purchase shares with optional cash payments (minimum $100, maximum $2,500 per calendar quarter) at 100% of the high bid quotation for the stock as reported by the NASDAQ Bulletin Board or as otherwise determined under the Plan.

     -- There are no brokerage fees or service charges for your purchases.

          The Agent for the Plan is Bank of Alma (Firstbank Corporation Dividend Reinvestment Plan, 311 Woodworth Avenue, Alma, Michigan 48801;
Telephone: (517) 463-3131). If you have any questions concerning the Plan, please contact Bank of Alma.

          We appreciate your interest in Firstbank Corporation.

                                   Sincerely,



                                   John A. McCormack
                                   President, Chief
                                     Executive Officer,
                                     and Director